MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS
November 11, 2013
The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and nine months ended September 30, 2013 and 2012 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2012 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production, the possible sale of the Company's assets in Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2013, including expected 2013 average production, funds flow from operations, the 2013 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Q3-2013	1

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT STRATEGY AND OUTLOOK
The 2013 outlook provides information as to management’s expectation for results of operations for 2013. Readers are cautioned that the 2013 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2013 Production Outlook

Production Forecast
	2013 Guidance	2012 Actual	% Change
Barrels of oil per day	18,500	17,496	6
Production guidance has been reduced to 18,500 Bopd from previous guidance of 19,000 Bopd to 20,000 Bopd, primarily due to the revised start-up expectations for Block S-1 in Yemen (~400 Bopd), lower average production rates from recent wells brought on production in West Gharib (~300 Bopd) and servicing issues in both West Bakr (~200 Bopd) and East Ghazalat (~100 Bopd).
2013 Updated Funds Flow From Operations Outlook
Funds flow from operations has been adjusted to $135.0 million ($1.79/share) based on an average Dated Brent oil price of $100/Bbl for the remainder of the year and assumes the revised production guidance of 18,500 Bopd for the year as set out above. Variations in production and commodity prices during the remainder of 2013 could change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated 2013 funds flow by approximately $3.6 million or $0.05/share. Although Block S-1 recommenced production on November 8, 2013, revenue will not be booked to S-1 until a cargo is lifted which could occur in early 2014 providing production is not interrupted.

Funds Flow Forecast
($ millions)	2013 Guidance	2012 Actual	% Change
Funds flow from operations	135.0	153.5	(12)
Dated Brent oil price ($ per Bbl)	106.32	111.56	(5)
* Dated Brent oil price for 2013 Updated Guidance includes an estimated price of $100/Bbl for Q4-2013.

Revised 2013 Capital Budget	Nine Months	2013	2013
($ millions)	September 30, 2013	Guidance	Capital Budget
Egypt	57.1	77.9	124.0
Yemen	2.7	4.4	5.0
	59.8	82.3	129.0
Bonus payments and fees on new concessions	—	42.6	—
Total	59.8	124.9	129.0
The 2013 capital program is split 72:28 between development and exploration, respectively, not including the $42.6 million for signature bonuses and fees.  The Company plans to participate in 46 wells in 2013.  It is anticipated that the Company will fund its 2013 capital budget from funds flow from operations and working capital.
The Company has increased the 2013 capital budget by $42.6 million to reflect the approval of the four new EGPC concessions.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three months ended September 30		Nine Months Ended September 30
($000s)	2013	2012	2013	2012
Cash flow from operating activities	22,035	2,368	90,282	28,742
Changes in non-cash working capital	11,448	33,029	12,093	77,917
Funds flow from operations*	33,483	35,397	102,375	106,659
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

2	Q3-2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).
SELECTED QUARTERLY FINANCIAL INFORMATION

	2013			2012				2011
(000s, except per share, price and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Average production volumes (Bopd)	18,197	18,417	18,001	17,875	18,143	16,978	16,720	12,054
Average sales volumes (Bopd)	18,109	18,539	17,909	19,148	17,124	16,978	16,720	12,054
Average price ($/Bbl)	97.18	90.48	99.21	98.70	96.88	95.84	104.78	99.12
Oil sales	161,900	152,646	159,915	173,864	152,624	148,078	159,426	109,919
Oil sales, net of royalties	78,531	76,223	79,366	92,281	74,540	73,633	77,212	60,609
Cash flow from operating activities	22,035	16,347	51,900	65,250	2,368	24,603	1,771	2,330
Funds flow from operations*	33,483	32,887	36,005	46,839	35,397	35,174	36,088	26,469
Funds flow from operations per share
- Basic	0.45	0.45	0.49	0.63	0.49	0.48	0.49	0.36
- Diluted	0.44	0.40	0.44	0.57	0.47	0.43	0.48	0.35
Net earnings	16,344	10,397	24,878	34,836	11,774	30,149	10,975	30,519
Net earnings (loss) - diluted	16,344	(183)	21,427	32,156	11,774	20,821	10,975	30,519
Net earnings per share
- Basic	0.22	0.14	0.34	0.48	0.16	0.41	0.15	0.42
- Diluted	0.22	—	0.26	0.39	0.16	0.25	0.15	0.41

Total assets	723,708	670,996	672,675	653,425	635,529	620,937	648,012	525,806
Cash and cash equivalents	128,162	101,435	112,180	82,974	45,732	72,230	127,313	43,884
Convertible debentures	85,300	81,830	93,842	98,742	102,920	95,043	105,835	—
Total long-term debt, including
current portion	39,040	15,224	17,097	16,885	31,878	37,855	57,910	57,609
Debt-to-funds flow ratio**	0.8	0.6	0.7	0.8	1.0	1.0	1.2	0.5
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

Q3-2013	3

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the third quarter of 2013, TransGlobe has:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.8 at September 30, 2013;

•	Reported net earnings of $16.3 million, which includes a $1.6 million unrealized non-cash loss on convertible debentures;

•	Experienced an increase in oil sales compared to Q2-2013 primarily as a result of increased oil prices;

•
Achieved funds flow from operations of $33.5 million. Funds flow from operations is lower for the three and nine months ended September 30, 2013 versus the same periods in the prior year principally due to higher operating costs, a portion of which has not yet been recognized by EGPC into the cost recovery pools. Once these expenses are included in the cost recovery pools the EGPC government take will adjust to reflect those expenses;

•	Experienced an increase in cash flow from operating activities as compared to Q2-2013, which is mostly due to higher collections on accounts receivable balances;

•	Spent $22.4 million on capital programs and acquisitions, which were funded entirely with cash on hand and the utilization of the Company's Borrowing Base Facility; and

•
Reported an unrealized loss on convertible debentures of $1.6 million in Q3-2013 as compared to an unrealized gain on convertible debentures of $9.1 million in Q2-2013, which is the main reason for the change in earnings between the two periods.

2013 TO 2012 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q3-2012 net earnings	11,774	0.16
Cash items
Volume variance	8,854	0.12	77
Price variance	422	0.01	4
Royalties	(5,285)	(0.07)	(45)
Expenses:
Production and operating	(5,301)	(0.07)	(45)
Cash general and administrative	343	—	3
Exploration	15	—	—
Current income taxes	(932)	(0.01)	(8)
Realized foreign exchange gain (loss)	11	—	—
Interest on long-term debt	(212)	—	(2)
Other income	(41)	—	—
Total cash items variance	(2,126)	(0.02)	(16)
Non-cash items
Unrealized foreign exchange gain	1,305	0.02	11
Depletion, depreciation and amortization	(1,008)	(0.01)	(9)
Unrealized gain (loss) on financial instruments	2,727	0.03	23
Impairment loss	(226)	—	(2)
Stock-based compensation	38	—	—
Deferred income taxes	3,816	0.04	32
Deferred lease inducement	3	—	—
Amortization of deferred financing costs	41	—	—
Total non-cash items variance	6,696	0.08	55
Q3-2013 net earnings	16,344	0.22	39
Net earnings increased to $16.3 million in Q3-2013 compared to $11.8 million in Q3-2012. From an operational perspective, the increase in royalties and production and operating expenses was partially offset by increased volumes and prices, the net of which contributed a loss of $1.3 million to the quarter-over-quarter change in earnings. The remaining increase is mostly due to favorable fluctuations in the unrealized gain/loss on financial instruments and deferred income taxes.

4	Q3-2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2013			2012
	Q-3	Q-2	Q-1	Q-4	Q-3
Dated Brent average oil price ($/Bbl)	110.27	102.44	112.59	109.97	109.61
U.S./Canadian Dollar average exchange rate	1.039	1.023	1.009	0.991	0.995

The price of Dated Brent oil averaged 8% higher in Q3-2013 compared with Q2-2013. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
During the political change in Egypt, business processes and operations have generally proceeded as normal. While exploration and development activities have only been subjected to short-term interruptions, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by the political and civil instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the accounts receivable balance in full. During the first nine months of 2013, the Company collected $147.7 million in accounts receivable from the Egyptian Government. The Company expects to collect a total of $250 million to $270 million by year end, representing a 59% to 72% increase over 2012 collections. The largest component of the anticipated collections in the fourth quarter will come in the form of a full cargo lifting and a partial cargo lifting, both scheduled for November. These full and partial liftings are expected to result in collections of approximately $65 million based on current pricing. Another large portion of the remaining collections has been the offset of signature bonuses on the four new PSCs awarded to the Company that were recently passed into law. The Company received written confirmation from EGPC that these signature bonuses, which amount to $40.6 million, were offset against the outstanding accounts receivable. Further collections in the fourth quarter are expected in the form of both cash and the offset of accounts payable to Egyptian Government affiliates.
In late June massive civil protests in Cairo and other large population centres in Egypt began which ultimately led to the Egyptian military removing the President from his office on July 3, 2013.  Immediately following his removal an interim government was appointed and a road map to new elections, that are expected to take place in early 2014, was announced.  Additional protests held by supporters of Mohamed Morsi continued in Cairo and other major cities in Egypt for several weeks following his removal from office. Since the middle of August there have been only very small civic disturbances and demonstrations. TransGlobe's offices and staff in Cairo and elsewhere were not materially impacted by these events. In addition, these events have had no significant impact on the Company's current operations.  At this time it is not possible for TransGlobe to predict how the transition to a newly-elected government will impact the Company in the long-term.  However, the interim government officials appointed and the significant financial support pledged from neighboring countries are viewed as positive by TransGlobe.

On October 3, 2013, TransGlobe received written notice from the Egyptian Government that the four PSCs (100% working interest) that were won in the 2011/2012 EGPC bid round had been ratified into law. The new PSCs became effective on November 7, 2013 following the settlement of signature bonuses and an official signature ceremony.  The Company committed to spending $101.1 million in the first exploration period (3 years) including signature bonuses of $40.6 million, the acquisition of new 2D and 3D seismic, and the drilling of 38 wells. The Company views the timely ratification of the new PSCs, post the implementation of the new interim government, as a positive indicator that Egypt's oil and gas processes are normalizing.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Egypt	17,878	16,854	17,886	16,622
Yemen	319	1,251	319	662
Total Company	18,197	18,105	18,205	17,284

Q3-2013	5

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Egypt	17,878	16,854	17,886	16,622
Yemen	231	271	300	320
Total Company	18,109	17,125	18,186	16,942

Netback
Consolidated

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	474,461	95.57	460,128	99.12
Royalties	240,341	48.41	234,743	50.57
Current taxes	66,682	13.43	66,216	14.26
Production and operating expenses	48,984	9.87	35,024	7.54
Netback	118,454	23.86	124,145	26.75

	Three Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	161,900	97.18	152,624	96.88
Royalties	83,369	50.04	78,084	49.56
Current taxes	22,566	13.54	21,634	13.73
Production and operating expenses	16,923	10.16	11,622	7.38
Netback	39,042	23.44	41,284	26.21

Egypt

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	465,574	95.35	450,374	98.89
Royalties	237,311	48.60	230,649	50.64
Current taxes	65,695	13.45	64,890	14.25
Production and operating expenses	42,921	8.79	29,552	6.49
Netback	119,647	24.51	125,283	27.51

	Three Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	159,540	97.00	149,962	96.72
Royalties	82,815	50.35	77,033	49.68
Current taxes	22,369	13.60	21,318	13.75
Production and operating expenses	14,840	9.02	10,510	6.78
Netback	39,516	24.03	41,101	26.51
The netback per Bbl in Egypt decreased 9% and 11%, respectively, in the three and nine months ended September 30, 2013 compared with the same periods of 2012. The decrease in netback per Bbl experienced in the three month period ended September 30, 2013 as compared to 2012 is mainly the result of increased production and operating expense accruals, which are $4.0 million higher as at September 30, 2013 as compared to September 30, 2012. This increase in mainly due to increased third party oil treatment fees, increased diesel consumption and pricing, and increased costs associated with workovers as compared to the same period in 2012. Accrued operating expenses cannot be used to increase the

6	Q3-2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

cost oil allocated to the Company until paid in cash, and because the entire increase is the result of increased accruals the Company did not experience a corresponding decrease in royalties and taxes on a per Bbl basis as a result of the increased production and operating costs per Bbl during the three months ended September 30, 2013.
The main reason for the decreased netback during the nine months ended September 30, 2013 as compared to the same period in 2012 was the effect of a 4% reduction in realized oil prices. While production and operating expenses per Bbl increased in the nine months ended September 30, 2013 compared to the same period in 2012 for reasons described above, the increased accruals were a small factor in the overall increase. For this reason, the increase in production and operating expenses per Bbl on a year to date basis, as compared to the same period in 2012, resulted in an increase in cost oil allocated to the Company, which reduced royalties and taxes on a per Bbl basis.
The average selling price during the three months ended September 30, 2013 was $97.00/Bbl, which represents a gravity/quality adjustment of approximately $13.27/Bbl to the average Dated Brent oil price for the period of $110.27/Bbl. Royalties and taxes as a percentage of revenue remained consistent at 66% and 65%, respectively, in the three and nine months ended September 30, 2013, compared with a ratio of 66% reported in the same periods of 2012.

Yemen

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	8,887	108.51	9,754	111.25
Royalties	3,030	37.00	4,094	46.69
Current taxes	987	12.05	1,326	15.12
Production and operating expenses	6,063	74.03	5,472	62.41
Netback	(1,193)	(14.57)	(1,138)	(12.97)

	Three Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	2,360	111.05	2,662	106.93
Royalties	554	26.07	1,051	42.22
Current taxes	197	9.27	316	12.69
Production and operating expenses	2,083	98.01	1,112	44.67
Netback	(474)	(22.30)	183	7.35
In Yemen, the Company experienced negative netbacks per Bbl of $22.30 and $14.57, respectively, in the three and nine months ended September 30, 2013. Production and operating expenses on a per Bbl basis remained elevated in Q3-2013 as a result of production being shut-in on Block S-1 for the entire quarter. While production volumes were down, the Company continued to incur the majority of the production and operating costs on Block S-1 which significantly increased production and operating expenses per Bbl. Block S-1 production and operating expenses contributed $75.56/Bbl and $39.82/Bbl, respectively, to the production and operating expenses per Bbl in the tables above for the three and nine months ended September 30, 2013. After being shut-in for several months, when production resumed on Block S-1 in July 2012 and again in November 2012 all operating expenses accumulated during the shut-in period were recovered through cost oil within the first two months of production. Similarly, it is expected that the Block S-1 production and operating costs incurred while shut-in during 2013 will be recovered from cost oil when production resumes.
Royalties and taxes as a percentage of revenue decreased to 32% and 45%, respectively, in the three and nine months ended September 30, 2013, compared with 51% and 56% in the same periods of 2012.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	19,328	3.89	18,993	4.09
Stock-based compensation	4,024	0.81	3,477	0.75
Capitalized G&A and overhead recoveries	(2,967)	(0.60)	(1,641)	(0.35)
G&A (net)	20,385	4.10	20,829	4.49

Q3-2013	7

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,622	3.97	6,112	3.88
Stock-based compensation	1,462	0.88	1,500	0.95
Capitalized G&A and overhead recoveries	(1,118)	(0.67)	(262)	(0.17)
G&A (net)	6,966	4.18	7,350	4.66
G&A expenses (net) in the three and nine months ended September 30, 2013 remained relatively consistent compared with the same periods in 2012. On a per Bbl basis, decreases of 10% and 9%, respectively, in the three and nine months ended September 30, 2013 compared with 2012 are mainly the result of increased sales volumes in 2013.
FINANCE COSTS
Finance costs for the three and nine months ended September 30, 2013 were $2.6 million and $7.1 million, respectively (2012 - $2.5 million and $11.5 million, respectively). The Company incurred convertible debenture issue costs of $4.6 million during the nine months ended September 30, 2012, which caused a significant increase in finance costs during that period. The decrease in finance costs during the first three quarters of 2013 relates principally to the absence of the convertible debenture issue costs in the current year.

	Three months ended September 30		Nine Months Ended September 30
(000s)	2013	2012	2013	2012
Interest expense	$2,357	$2,144	$6,226	$5,905
Issue costs for convertible debentures	—	—	—	4,630
Amortization of deferred financing costs	281	323	826	953
Finance costs	$2,638	$2,467	$7,052	$11,488
The Company had $42.0 million ($39.0 million net of unamortized deferred financing costs) of long-term debt outstanding at September 30, 2013 (September 30, 2012 - $33.7 million). On June 11, 2013, the Company finalized an amendment to the Borrowing Base Facility, which re-established the borrowing base at $100.0 million and extended the term of the facility to December 31, 2017. The long-term debt that was outstanding under the Borrowing Base Facility at September 30, 2013 bore interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
DEPLETION AND DEPRECIATION (“DD&A”)

	Nine Months Ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	34,109	6.99	33,570	7.37
Yemen	869	10.61	645	7.36
Corporate	275	—	301	—
	35,253	7.10	34,516	7.44

8	Q3-2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended September 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,679	7.10	10,706	6.90
Yemen	235	11.06	196	7.86
Corporate	99	—	103	—
	12,013	7.21	11,005	6.99
In Egypt, DD&A increased 3% on a per Bbl basis for the three month period ended September 30, 2013 compared to 2012, and decreased 5% on a per Bbl basis for the nine month period ended September 30, 2013 compared to 2012. This decrease is mostly due to proved plus probable reserve additions during the third and fourth quarters of 2012.
In Yemen, DD&A increased 41% and 44%, respectively, on a per Bbl basis for the three and nine month periods ended September 30, 2013 compared to 2012. These increases are due to a smaller reserve base over which capital costs are being depleted and increased future development costs in the first nine months of 2013 as compared to 2012.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

On the South Mariut block, the Company drilled two exploration wells during the first quarter of 2013 and one exploration well during the second quarter of 2013, all of which were dry. The Company and its joint interest partner fulfilled their commitments under the terms of the South Mariut Concession Agreement, and elected not to commit to the second and final two-year extension period and subsequently relinquished the block. Because the Company and its partners have no plans for further exploration in the South Mariut block, the Company recorded an impairment loss on the South Mariut exploration and evaluation assets in the amount of $19.7 million during the second quarter of 2013, which represented all intangible exploration and evaluation asset costs carried at South Mariut as at June 30, 2013. During the third quarter of 2013, the Company recorded adjustments of $0.2 million to the impairment charge at South Mariut, which have been presented as an impairment loss on the Condensed Consolidated Statement of Earnings and Comprehensive Income.
CAPITAL EXPENDITURES

	Nine Months Ended September 30
($000s)	2013	2012
Egypt	57,070	30,368
Yemen	2,706	1,003
Acquisitions	—	27,978
Corporate	130	130
Total	59,906	59,479
In Egypt, total capital expenditures in the first nine months of 2013 were $57.1 million (2012 - $30.4 million). During the first nine months of the year, the Company drilled 15 wells at West Gharib (seven oil wells at Arta, one oil well at Hana, one oil well at Hoshia, along with five oil wells and one dry hole at East Arta). The Company also drilled twelve oil wells at West Bakr, two oil wells, one gas/condensate well and one dry hole at East Ghazalat, and three dry holes at South Mariut.
At Block 32 in Yemen, the Company drilled one development oil well at Godah and one exploration well at Salsala (oil) during the first nine months of 2013.
OUTSTANDING SHARE DATA
As at September 30, 2013, the Company had 73,971,472 common shares issued and outstanding and 6,922,767 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 6,922,767 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.8 times at September 30, 2013 (December 31, 2012 - 0.8). This is within the Company’s target range of no more than 2.0 times.

Q3-2013	9

MANAGEMENT'S DISCUSSION AND ANALYSIS

The table on the following page illustrates TransGlobe’s sources and uses of cash during the periods ended September 30, 2013 and 2012:

Sources and Uses of Cash
	Nine Months Ended September 30
($000s)	2013	2012
Cash sourced
Funds flow from operations*	102,375	106,659
Transfer from restricted cash	—	806
Increase in long-term debt	23,550	—
Issue of convertible debentures	—	97,851
Exercise of stock options	719	3,196
Other	—	814
	126,644	209,326
Cash used
Capital expenditures	59,906	31,501
Deferred financing costs	2,221	383
Transfer to restricted cash	467	—
Acquisitions	—	27,978
Repayment of long-term debt	—	26,300
Finance costs	7,670	10,203
Other	1,560	435
	71,824	96,800
	54,820	112,526
Changes in non-cash working capital	(9,632)	(110,678)
Increase in cash and cash equivalents	45,188	1,848
Cash and cash equivalents – beginning of period	82,974	43,884
Cash and cash equivalents – end of period	128,162	45,732
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2013 exploration and development program, which is estimated at $82.3 million ($22.5 million remaining), and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At September 30, 2013, the Company had working capital of $318.8 million (December 31, 2012 - $262.2 million). The increase to working capital in Q3-2013 is principally the result of an increases in cash and cash equivalents and accounts receivable. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the continued political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. The Company expects to collect a total of $250 million to $270 million by year end, representing a 59% to 72% increase over 2012 collections. The majority of the remaining collections will come in the form of a full cargo lifting and a partial cargo lifting, both scheduled for November, which have been allocated to the Company. These full and partial liftings are expected to result in collections of approximately $65 million based on current pricing. Another large portion of the remaining collections has been the offset of signature bonuses on the four new PSCs awarded to the Company that were recently passed into law. The Company received written confirmation from EGPC that these signature bonuses, which amount to $40.6 million, were offset against the outstanding accounts receivable. Further collections in the fourth quarter are expected in the form of both cash and the offset of accounts payable to Egyptian Government affiliates. As at September 30, 2013, the Company has included $20.7 million (December 31, 2012 - $14.2 million) of excess cost oil payable to the Egyptian Government in its accounts payable balance on the Condensed Consolidated Interim Balance Sheets. Excess cost oil payable to the Egyptian Government is offset against accounts receivable in the quarter immediately following its accumulation; therefore, the third quarter excess cost oil payable of $20.7 million will be offset against accounts receivable in the fourth quarter of 2013.
At September 30, 2013, TransGlobe had $100.0 million available under a Borrowing Base Facility of which $42.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2016, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	September 30, 2013	December 31, 2012
Bank debt	42,000	18,450
Deferred financing costs	(2,960)	(1,565)
Long-term debt (net of deferred financing costs)	39,040	16,885

10	Q3-2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	57,182	57,182	—	—	—
liabilities
Long-term debt	Yes-Liability	42,000	—	—	42,000	—
Convertible debentures	Yes-Liability	85,300	—	—	85,300	—
Office, equipment and drilling rig leases	No	13,836	7,037	2,411	2,034	2,354
Minimum work commitments[3]	No	750	750	—	—	—
Total		199,068	64,969	2,411	129,334	2,354

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at September 30, 2013 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
The Company is subject to certain office, equipment and drilling rig leases.
Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2014.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. Based on the Company's annual Reserve Report effective December 31, 2012, no additional fees were due in 2013.
Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2013.
EVENTS AFTER THE REPORTING PERIOD
On October 3, 2013, the Company received written notice from the Egyptian Government that the four PSCs (100% working interest) which were won in the 2011/2012 EGPC bid round have been ratified into law. The new PSCs became effective on November 7, 2013 following the settlement of signature bonuses, which were offset against outstanding accounts receivable and an official signing ceremony. All four PSCs have a seven year exploration term, which is comprised of three phases starting with an initial three year exploration period and two additional two year extension periods. The PSCs provide for the approval of 20 year development leases on commercial discoveries.

The Company committed to spending $101.1 million in the first exploration period (3 years) including signature bonuses ($40.6 million settled through an offset to accounts receivable), the acquisition of new 2D and 3D seismic, and the drilling of 38 wells.

The four new PSCs and their associated work and financial commitments are as follows:

			First 3-Year Exploration Period Commitments
			Work Program			Financial
Concession Name	Working Interest	Signature Bonus ($ millions)	2D Seismic	3D Seismic	# of wells	($ millions)
NW Gharib	100%	25.0	—	200 km2	30	35.0
SW Gharib	100%	5.2	—	200 km2	4	10.0
SE Gharib	100%	5.2	300 km	200 km2	2	7.5
South Ghazalat	100%	5.2	—	400 km2	2	8.0
		40.6	300 km	1,000 km2	38	60.5

Q3-2013	11

MANAGEMENT'S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
Future changes to accounting policies
As at the date of authorization of the Condensed Consolidated Interim Financial Statements the following Standards and Interpretations which have not yet been applied in the Condensed Consolidated Interim Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Condensed Consolidated Interim Financial Statements.

12	Q3-2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Condensed Consolidated Interim Financial Statements.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q3-2013	13